August 14, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Mara L. Ransom, Assistant Director

Re:	Elite Books, Inc.
Registration Statement on Form S-1
Filed July 11, 2014
File No. 333-197384

Ladies and Gentlemen:

This letter sets forth the responses of Elite Books Inc. (the “Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of August 7, 2014.  Each numbered paragraph below responds to the comment having the same number in the August 7 comment letter.

Comments/Responses

General

1.            “Blank check” comment.

We have reviewed the definition of a “blank check” company and, with all due respect, do not believe that Elite Books, Inc. is a blank check company.  The company has a defined business plan, has acquired assets and now rents an office.  Its president has a background in books, the company’s industry.  We are a start-up company organized to pursue the business plan, not to seek acquisition opportunities.  Language has been added to the S-1 indicating that the company is not a blank check company and that it has not entered into any discussions concerning any acquisition opportunities.

2.            Please revise your prospectus summary and add risk factors to provide disclosure of your auditor’s going concern opinion.  Additionally, in the risk factor please state how much funding you need to continue operations for the next 12 months.  In this regard, we note your first risk factor where you acknowledge the need for financing; however, you do not provide quantified information.  For guidance, please refer to Item 503 of Regulation S-K.

Language has been added to the first risk factor indicating a need for $30,000.

A “going concern” risk factor has also been added.

Front cover of the prospectus, page 3

3. Please include a cross-reference to the risk factors section pursuant to Item 501(b)(5) of Regulation S-K.

We have included a cross-reference on page 3, to the risk factors section in our prospectus.
Prospectus Summary, page 5

4. Towards the bottom of page 5 where you refer to the “net proceeds” of the offering, we presume that you intend to refer to the “gross proceeds.” Please revise.

We have revised the section on page 5 to the correct reference of “gross proceeds” rather than to the “net proceeds.”

Risk Factors, page 6

Risks associated with our business, page 6

Because our president and sole director owns 100% of our company’s shares….page 9

5.  Considering you are offering 3,000,000 shares and your sole director and officer owns 2,000,000 shares, it appears that the latter will own 40% as opposed to 30.7% of you.  Please revise or advise.

The percentage amount has been corrected to 40%.

Risks associated with this offering, page 10

We will incur ongoing costs and expenses for SEC reporting and compliance….page 12

6.  We note your intention to seek listing on the OTC Bulletin Board, which is contingent upon maintaining compliance with SEC filings.  Please disclose, if known, whether you will voluntarily continue reporting in the absence of an SEC reporting obligation.

Language has been added disclosing our intent to file a Form 8-A, which will require us to continue to file under the 1934 Act.

7. We note that under the various scenarios you describe here and under “Plan of Operation” you do not mention the purchase of inventory, such as books. Based upon your described business plan and your stated goal to “profitably sell your products,” it appears that you need to procure additional inventory in order to begin generating revenue. In an appropriate place in your prospectus, please revise your disclosure to state that even if this offering is fully subscribed, you will not be in a position to generate revenue without additional financing that will allow you to procure inventory. In doing so, please quantify the additional amounts you will need. Disclose the sources of such additional financing, if known.

Based on the business plan, the company plans to offer books for sale of which it has exclusive rights over sale and distribution, which will be on the basis of exclusive agreements with authors and publishers authors. The company does not need inventory of books to generate profit. To generate profit the company needs to secure exclusive distribution agreements with authors. The company plans to generate enough agreements to start generate revenue by 10-12 month of operations according to its 12 month plan of operations.

The company does not need to buy and own these books just have a right to sell them.

Dilution, page 14

8. Please tell us, and provide the detail in your response via tabular presentation, how you arrived at your net tangible book value after the offering for the two funding scenarios where offering costs will not be covered from director loans. In this regard, you disclose $9,251 of total offering costs on page II-1, but appear to compute net tangible book value after the offering without taking into account any offering costs for your top two funding scenarios. Please revise as appropriate.

We have revised the Use of Proceeds table to show that the $10,000 reporting obligations fees are within running expenses as this get expensed throughout the year. All the offering costs (all costs to file S-1 and get it effective) will be paid from cash on hand and loans from director, it will paid by the time the offering is completed and so will not be subtracted from the offering and not included in the Dilution.

Plan of Operation, page 16

9. Clarify whether your “Operations Plan, 12 month” takes into account operating expenses. We note, as an example only, that you include rent in your 12-month plan, however, you do not appear to discuss expenses associated with maintaining your public reporting obligations. If your Operations Plan does not take into account operating expenses, please separately quantify those expenses and disclose how you intend to finance those expenses.

We have revised to comply with your comment. We have added the yearly compliance fees to the plan of operations.

Operations Plan, 12 Month, page 17

10. We note that your auditor has expressed a going concern opinion and you have provided a detailed list of planned expenses for the next 12 months. Please revise your disclosure to include a discussion of management’s operations plan and analysis of the plan’s viability to overcome the uncertainty of your ability to continue as a going concern. Also, please include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12-month period following the date of the financial statements. Your disclosure should provide enough detail that your readers gain insight into management’s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Note any registrant that has identified a material liquidity deficiency must disclose the course of action to remedy the deficiency. Please refer to Item 303(a)(1) of Regulation SK.

We have included additional disclosure to this section.

11 .  We note that your described plan details expenses totaling $30,000 for the following 12 months and that net proceeds from selling 33% of offered shares will cover these expenses. Please revise your disclosure to account for selling 66% and 100% of the offered shares in accordance with the scenarios presented in your Use of Proceeds section on page 13.

We have now revised our filing to include those additional disclosures in.

Description of Business, page 22

Marketing and Advertising/Potential Clients, page 23

Market & Sales, page 23

12. You state here that you may publish books in various languages and later mention that Ms. Pesic owns and operates Pesic & Sons, a publishing company. Please revise your disclosures to include your planned operations and expenses related to the publishing business. Additionally, please include a risk factor related to the potential conflict of interest that may arise from Ms. Pesic’s leadership of two publishing companies.

We have revised our statement on pages 26 & 27 within the filing, to indicate that we intend to sell books rather than publish them.

Employees; Identification of Certain Significant Employees, page 25

13.  Your prospectus states that you “currently have no employees.”  However, it appears that Ms. Vesna Pesic, as your president and treasurer, is an employee, at least in a part-time capacity at 20 hours per week.  Please revise here and throughout your prospectus or advise us why she is not an employee.

We have revised our prospectus throughout in line with the officer’s comment that Ms. Vesna Pesic is an employee.

Plan of Distribution, page 29

14.  In the fifth paragraph on this page, we note your intention to quote your common stock on the OTC Bulletin Board.  Please include disclosure indicating that you may not ever be quoted by the OTC Bulletin Board or listed on an exchange.  Also, please state that a market may never develop for your common stock, in keeping with your Prospectus Summary and Risk Factor disclosures.

This disclosure has been added.

15.  We note that you will not offer or sell shares in this offering to Nevada residents.  Please disclose any similar restrictions upon offers and sales, including restrictions from your Articles of Incorporation and Bylaws, and explain how you will implement such restrictions.  Furthermore, we note your lack of Nevada shareholders.  Please disclose how this affects the applicability of Nevada change in control provisions.

On reflection, we believe that implementing share ownership restrictions based on Nevada (or other state residence) is impractical.  We have replaced this section with a description of the relevant Nevada law.

Power of Attorney

16.  In your amended registration statement, please also include signatures for the principal executive officer or officers, principal financial officer or officers, the controller or principal accounting officer.  Please refer to the instructions to the Signatures section off Form S-1.

The signatures have been added.

Exhibit Index

17.  Please file as an exhibit the form of subscription agreement you plan to use for purposes of offering shares.

The form of Subscription Agreement has been filed as Exhibit 10.3

Exhibit 5.1  Opinion of Frederick C Bauman, Esq. re Legality and Consent of Counsel

18.  Counsel’s opinion refers to the registration of 9,000,000 shares of your common stock.  Considering you have registered 3,000,000 shares of common stock, please ask counsel to revise their opinion.

The legal opinion has been corrected and re-filed as Exhibit 5.1.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Very Truly Yours,

/s/ Vesna Pesic
President